Exhibit 21.1
List of Subsidiaries
Anadarko Gathering Company LLC, a Delaware limited liability company
MIGC LLC, a Delaware limited liability company
Pinnacle Gas Treating LLC, a Texas limited liability company
Western Gas Operating, LLC, a Delaware limited liability company
Western Gas Wyoming, L.L.C., a Wyoming limited liability company
WGR Operating, LP a Delaware limited partnership